Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES SIGNING A TERM SHEET FOR THE
REFINANCING OF THE RADISSON BLU HOTEL IN BUCHAREST

Tel Aviv, Israel, October 28, 2015, Elbit Imaging Ltd. (the "Company") today announced that its 98% holding subsidiary, S.C. Bucuresti Turism S.A. ("Butu"), as borrower and a leading international European bank as lender (the "Lender"), have signed an indicative term sheet to amend the facilities agreement between the aforementioned parties entered into on September 16, 2011 and amended on September 28, 2014 (the "Term Sheet" and the "Facility Agreement").

According to the Term Sheet, the Lender shall increase the loan under the Facilities Agreement up to Euro 97 million (the "New Facility"). The New Facility shall be drawn down in two tranches, with Tranche A in the amount of up Euro 85 million, and Tranche B in the amount of up to Euro 12 million. Both Tranches shall be subject to the satisfaction of certain conditions as stipulated in the Term Sheet and will be included in the New Facility financing documents.

The proceeds of the New Facility shall be used, inter alia, to prolong the outstanding facility under the existing Facility Agreement in the amount of approximately Euro 61 million. The surplus of the new Facility will be used for the repayment of all existing shareholder loans granted to Butu by Elbit Group.

The Additional Loan will be secured by certain securities as will be stipulated in the amended Facility Agreement. The Company will provide a corporate guaranty to secure the loan, which is limited with the debt service payments of the New Facility (except for the Balloon repayment).

At this point in time, there is only an indicative term sheet signed and there is no certainty that an amendment to the Facility Agreement will be completed, or that Butu shall fulfill the conditions precedent required for the drawdown of the Tranche A or Tranche B.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii)  Hotels - hotels operation and management. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Residential projects - initiation, construction and sale of residential units or plots designated for residential located primarily in India.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com